

PRESS RELEASE

Rome, 29 January 2003 - The special Shareholders' Meeting of SEAT savings share holders was held today on third call in Turin and Prof. Carlo Pasteris was appointed as Common Representative of these shareholders.
Prof. Pasteris will hold this function for three years.

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